Exhibit 99.3

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Our fiscal year begins on January 1 and ends on December 31. Unless otherwise noted, references to year pertain to our fiscal year. For example, 2021 refers to fiscal 2021 which is the period from January 1, 2021 and to December 31, 2021.

Our Audited Financial Statements for the years ended December 31, 2021, 2020 and 2019, respectively, for Akanda Corp. as a group (the “Akanda Group”), have been prepared in accordance with International Financial Reporting Standards (IFRS) and are presented in millions of US dollars except where otherwise indicated. Our historical results are not necessarily indicative of the results that should be expected in any future period.

We have derived the consolidated statements of operations data for Akanda Group for the years ended December 31, 2021, 2020 and 2019, respectively and the consolidated financial position information as at December 31, 2021, 2020 and 2019, respectively, from the Akanda Group’s Audited Financial Statements included under Item 18 of this Annual Report on Form 20-F.

Akanda was incorporated in the Province of Ontario, Canada on July 16, 2021 in connection with the plan of Halo to reorganize its medical cannabis market focused international business assets. On November 3, 2021, Akanda acquired Cannahealth, which owned all the issued and outstanding equity interests of Canmart and Bophelo Holdings, which, in turn, owned all the issued and outstanding equity interests of Bophelo. As a result of the Acquisition, both Bophelo and Canmart became our indirect wholly-owned subsidiaries. We have consolidated all our subsidiary companies, Cannahealth Ltd. in Malta, Bophelo Holdings Ltd. in the UK, Canmart Ltd. in the UK and Bophelo Bio Science and Wellness Pty Ltd. in the Kingdom of Lesotho, in the Akanda Group Audited Financial Statements and financial information presented prior to July 16, 2021, the date of our inception and November 3, 2021, the date of the Acquisition, is that of our subsidiary companies. As Akanda was only incorporated in July 2021, comparative financial information for the financial years ending December 31, 2020 and 2019 only include the financial effect of Canmart, Bophelo Bio Science & Wellness and Cannahealth.

A. Operating Results

Results of Operations

The discussion below summarizes Akanda Group’s consolidated historical operation results.

On September 28, 2021, Halo entered into a share purchase agreement with Akanda in connection with the sale and purchase of its equity holding in Cannahealth. The agreement became unconditional on or around 3 November 2021 and the Acquisition was successfully completed.

Prior to the completion of the Acquisition, Halo completed an internal reorganization, pursuant to which Halo’s international assets in the UK & Lesotho namely Canmart Ltd, Bophelo Holdings Ltd and Bophelo Bio Science and Wellness (Pty) Ltd became, directly or indirectly, wholly owned subsidiaries of Cannahealth. As part of this internal reorganization, Bophelo Holdings Ltd acquired the claims held by Halo against the Company, as well 100% of the issued share capital of the Company from Halo. Bophelo Holdings Ltd, is in turn, a wholly owned subsidiary of Cannahealth. Following the completion of the internal reorganization and the successful closing of the Transaction, Akanda became the ultimate parent company of Bophelo Bio Science and Wellness (Pty) Ltd.

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020 and the Year Ended December 31, 2019.

The following table sets forth key components of Akanda’s results of operations for the years ended December 31, 2021 compared to the years ended December 31, 2020 and December 31, 2019.

	Year ended
	December 31,
	2021	2020	2019
Sales	$41,431	$2,062	$—
Cost of sales	43,022	1,809	—
Gross (Loss) Profit before loss on change in fair value biological assets	(1,591)	253	—
Loss on change in fair value of biological assets	(713,135)	(58,429)	—
Gross Loss	(714,726)	(58,176)	—

Operating expenses
Depreciation and amortization	309,022	248,743	198,824
Consulting and professional fees	1,855,419	702,016	365,641
Personnel expenses	2,379,649	374,900	100,256
Travel expenses	65,667	50,636	56,851
General and administrative expenses	1,504,172	229,743	179,663
License fees	5,073	1,491	—
Total operating expenses	6,119,002	1,607,529	901,235

Operating loss	(6,833,728)	(1,665,705)	(901,235)

Other (expense) income:
Finance income	26,749	10,188	401
Finance expense	(1,092,881)	(645,162)	(493,807)
Foreign exchange loss, net	(231,391)	—	—
Other income	54	108	—
	(1,297,469)	(634,866)	(493,406)

Net loss	$(8,131,197)	$(2,300,571)	$(1,394,641)
Translation adjustment	110,042	150,626	(42,566)
Comprehensive loss	$(8,021,155)	$(2,149,945)	$(1,437,207)

Loss per share - basic and diluted	$(0.50)	$(0.18)	$(0.11)
Weighted average common shares outstanding	16,223,996	13,129,212	13,129,212

Revenue

The revenue of $41,431 for the year ended December 31, 2021 as compared to $2,062 for 2020 came from Canmart Ltd. in the UK. There was however no revenue in 2019 as Canmart was newly incorporated in 2019 and did not have a full year of operation.. The revenue increase in 2021 is significant because due to more focus on ramping up of its operations by securing CBPM products from international suppliers in Canada, importing these products and applying additional efforts on expanding sales of these imported products to patients, through dispensing clinics and physicians. Canmart sold, during the current period, a variety of different CBPM product types, including cannabis oil and cannabis flower for medical use. Canmart has access to use a 30,000 square foot logistics warehouse in SE England. Canmart has obtained the necessary licenses to import CBPMs to supply the patients in the U.K. domestic market. Canmart is further focusing on tapping other international markets for the import of various CBPM products.

Cost of Sales

Cost of sales increased from $nil in 2019 to $1,809 in 2020 and $43,022 in 2021. The increase is directly related to the increase in sales activities during the 2021 year. This increase in sales represents the associated cost of CBPMs imported by Canmart and supplied to its patients. The increase is essentially commensurate with increased purchases and sales of CBPMs in the current period due to the fact that Canmart only commenced meaningful sales activity in the year ended December 31, 2021 compared to the low level of sales in the previous periods.

Loss on change in fair value of biological assets

The loss on change in fair value of biological assets was recognized in Bophelo Bio Science & Wellness Pty Ltd. This is because of the fact that there is huge certainty around selling of the harvested produce both locally and for export. The fair value of the biological assets was determined based on the most recent available evidence for the selling price of similar biological assets. The valuation was done by an independent valuator considering the selling price available for cannabis biomass in Lesotho and the historical cost paid by the company for the cannabis seeds. The loss increased from $nil in 2019 and $nil in 2020 to $693,572 in 2021 and it has the effect of writing down the value of the biological assets to nil as at the end of December 31, 2021.

Amortization and Depreciation

Amortization and depreciation expenses increased from $198,824 for 2019 and $248,743 for 2020 to $309,022 for the year ended December 31, 2021. The increase in the amortization and depreciation expenses recorded during the year ended December 31, 2021 was due to depreciation charges on additional items of property, plant and equipment that were acquired and brought into use during 2021. Amortization and depreciation charges for the year ended December 31, 2021 were a result of additional amortization and depreciation on intangible assets (the Company’s cannabis operating license) and property, plant and equipment that was in place at January 1, 2021 as well due to additional depreciation on new additions to property, plant and equipment that took place during the year ended December 31, 2021.

Consulting and Professional Fees

The consulting and professional fees incurred increased from $365,641 in 2019 and $702,016 in 2020 to $1,855,419 for the year ended December 31, 2021. This increase in consulting and professional fees resulted from the increased operations in the Kingdom of Lesotho, and increased corporate activity around completion of the internal reorganization undertaken by Halo as a precursor to the Acquisition, as well as due to the engagement of various professional advisors in relation to Akanda Group’s plans for an initial public offering and listing. During the year ended December 31, 2021, Bophelo incurred $ 642,997 in consulting and professional fees, primarily due to an increase in consulting fees related to the management and administration of Bophelo’s business and operations in the Kingdom of Lesotho as a result of increased operational activity during the year ended December 31, 2021.

Personnel Expenses

The group incurred personnel expenses of $2,379,649 for the year ended December 31, 2021 compared to $374,900 and $100,256 for 2020 and 2019, respectively. The increase in personnel expenses was due to increased operational staff for Bophelo’s cultivation operations in the Kingdom of Lesotho. Additional staff were hired due to a ramp-up of cultivational activities as well as site build-out activities. Furthermore, Halo seconded several senior cultivation staff members to Bophelo in order to assist with the set-up of operations. For the year ended December 31, 2021, Bophelo experienced a significant increase in personnel expenses amounting to $ 1,255,056, compared with $374,900 for 2020 and $100,256 primarily due to a large number of casual waged workers being hired to assist with the build out of Bophelo’s new shade cloth cultivation areas, as well to assist with other site build out activities relating to general infrastructure needed on the site. Canmart also experienced significant increase in the personnel expenses due to the hiring of executives and management during June and July 2021, including Akanda’s executive team who are employed by Canmart that came to around $938,433 in 2021.

General and Administration Expenses

The group incurred general and administration expenses of $1,504,172, $229,743 and $179,663 for the years ended December 31, 2021 2020 and 2019, respectively. These costs consisted mainly of a broad range of site related operational expenses such as utilities, fuel costs, import duties, security expenses, repairs and maintenance and consumables. These costs increased compared to the prior period mainly due to increased activity on site as the ramp up of the facility continues. The year-on-year increase is mainly due to increased operational expenditure, most notably consumables costs (which increased from $ 60,057 in 2019, $63,859 in 2020 to $641,098 in 2021), resulting from the uplift in site activity and the increased planting and harvesting activity of noncommercial cannabis crops as well as due to increased infrastructure build out.

Interest Expense

The group incurred interest expense of $1,092,881 for the year ended December 31, 2021 compared to interest expense of $645,162 for 2020 and $493,807 for 2019. The increase in interest expense was primarily due to the interest expense unwind relating to the lease liability that was recognized on inception of the lease of Bophelo’s premises in T’sakohlo in April 2019. Interest expense implicit in the lease were compounded by the fact that Bophelo did not make lease payments under the lease until the mid of 2021.

Interest income

Interest income for the year ended December 31, 2021 was $26,749 compared to $10,188 for 2020 and $401 for 2019. This increase was related to interest received during the 2021 year as a result of Bophelo experiencing increased average cash balances throughout the year.

Foreign Currency Translation

The foreign exchange gain/(loss) is recognized on the translation of the financial statements from their functional currencies to United States Dollar. The Lesotho Loti is the functional currency of Bophelo, Great British Pounds is the functional currency of Canmart and Canadian dollars is the functional currency of Akanda while the United States Dollar is its reporting currency. The exchange gains and losses have not been incurred on any transactions or balances held by these companies in a different currency.

Net Loss and Total Comprehensive Loss

For the years ended December 31, 2021, 2020 and 2019, respectively, the group incurred a net loss of $8,131,197, $2,300,571 and $1,394,641, respectively, and a comprehensive loss of $8,021,155, $2,149,945 and $1,437,207, respectively, which consisted primarily of consulting and professional fee expenses of $1,855,419, $702,016 and $365,641, respectively, personnel expenses of $2,379,649, $374,900, $100,256, respectively, and general and administrative expenses of $1,504,172, $229,743 and $179,663, respectively. The increase in losses for the year ended December 31, 2021 compared to 2020 and 2019 is due to increased expenses relating to an uptake in operational and cultivating activities during the year ended December 31, 2021, mainly as result of the build out of the shade cloth cultivation facility and other site ramp up and build out activities. Additionally, the increase in the expenses was also due to the corporate activity carried out on the Halo restructuring and Akanda’s IPO.

Off-Balance Sheet Arrangements

Akanda did not have, during the reporting period, and we do not currently have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

B. Liquidity and Capital Resources

Cash Flows

The Akanda Group’s principal liquidity requirements are for corporate operating expenses, working capital and capital expenditures. Historically, and prior to the Initial Public Offering, we have funded our liquidity requirements primarily through shareholder loans and cash on hand which is from the issuance of shares. We did not have, during the reporting period, and we do not currently have any contractual obligations for ongoing capital expenditures.

The following table summarizes our cash flows from operating, investing and financing activities for the years ended December 31, 2021, 2020 and 2019:

	Year Ended
	December 31, 2021
	2021	Change	2020
Cash used by operating activities	$(6,557,062)	$(5,204,594)	$(1,352,468)
Cash used in investing activities	$(576,472)	$(144,269)	$(432,203)
Cash provided by financing activities	$11,235,691	$10,202,206	$1,033,485

	Year Ended
	December 31, 2020
	2020	Change	2019
Cash used by operating activities	$(1,352,468)	$(710,140)	$(642,328)
Cash used in investing activities	$(432,203)	$260,567	$(692,770)
Cash provided by financing activities	$1,033,485	$(1,082,827)	$2,116,312

Cash Flows from Operating Activities

For the year ended December 31, 2021, Akanda’s cash flow from operating activities increased by $5,204,594 due to increased operating expenses at Bophelo due to a ramp of up of activity on site, as well as due to corporate expenses incurred as a result of corporate activity, such as the formation of Akanda Corp., the acquisition of Cannahealth (and its subsidiaries) from Halo and the Initial Public Offering and listing of the Company. Working capital investment decreased as a result of an increase in accounts payable relating to accrued legal, consulting and audit fees.

Cash Flows from Financing Activities

Share Capital and Seed Financing

During the year ended December 31, 2021, Akanda issued a total of 22,231,318 common shares with an associated share capital value of $20,891,213. Shortly after the formation of Akanda on July 16, 2021, Akanda issued a total of 5,626,805 Common Shares at a price of $0.0000001 each to Louisa Mojela (1,875,602 Common Shares), Tejinder Virk (1,875,602 Common Shares) and Raj Beri (includes 844,021 Common Shares held of record at December 31, 2021 by ERB Investment Holdings, LLC and 937,801 Common Shares held of record at December 31, 2021 by S&G Holdings, Ltd. Both ERB Investment Holdings, LLC and S&G Holdings, Ltd. are wholly owned and controlled by Raj Beri). On August 26, 2021, the Company sold 468,900 Common Shares to an accredited investor at a subscription price of $0.53 and received $250,000 in gross proceeds in a private placement in reliance on Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder. Boustead Securities, LLC served as the placement agent for the Seed Financing and waived any commission for this transaction. On November 10, 2021, Akanda issued 880,000 common shares to Louisa Mojela to settle an outstanding loan of $2,200,000 that was payable to Louisa Mojela by Bophelo Bio Science and Wellness (Pty) Ltd. On 12 November 2021, Akanda issued 2,126,400 common shares (with an associated share capital value of $5,312,000) to investors pursuant to a private placement.

Subsequent to the year ended December 31, 2021, Akanda completed its initial public offering of 4,000,000 common shares at a price of $4.00 per share to the public for a total of $16,000,000 of gross proceeds to Akanda, prior to deducting underwriting discounts, commissions, and other offering expenses on March 17, 2022. The common shares began trading on The Nasdaq Capital Market on March 15, 2022, under the symbol “AKAN.” Akanda intends to use the proceeds from the initial public offering primarily for property, plant and equipment, operations, working capital and general corporate purposes.

Short Term Loan

During year ended December 31, 2021, Akanda received additional loans in the amount of $6,679,135 for its capital as well as working capital needs.

Disclosure of Contractual Arrangements

On December 31, 2021, Akanda Group was committed to minimum lease payments as follows:

	Less
	than
	One	1 – 5	Over 5
Contractual Obligation	Year	Years	Years
Land lease	$108,628	$1,042,832	$3,193,669

The amounts above are undiscounted and include the total amounts due, including the interest component.

On December 31, 2020, Akanda Group was committed to minimum lease payments as follows:

	Less
	than
	One	1 – 5	Over 5
Contractual Obligation	Year	Years	Years
Land lease	$283,976	$1,254,226	$3,762,677

C. Research and Development, Patents and Licenses

Not applicable.

D. Trend Information

Because we are still in the startup phase and have only recently commenced operations, we are unable to identify any recent trends in revenue or expenses. Thus, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this prospectus to not be indicative of future operating results or financial condition.

E. Critical Accounting Policies and Estimates

Please refer to Note 4 of Akanda Group’s audited financial statements included in Item 18 of this Annual Report on Form 20-F.